MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OF GLOBAL SOURCES LTD.

The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below.

Background

We are a leading enabler of online global merchandise trade. Our business began in 1971 in Hong Kong when we launched Asian Sources, a magazine to serve global buyers importing products in volume from Asia. Realizing the importance of e-commerce, we commercially released the first version of Global Sources Transact, our proprietary trade management software to facilitate international transactions in 1991. We then became one of the first business-to-business online marke ources Online in 1995. At that time, we began repositioning our trade magazines to play a supportive, educational and promotional role to accelerate the shift of our customers to our e-commerce services. In 1999, we expanded our scope to include global suppliers and changed the name of our online marketplace to Global Sources Online.

Our services allow international buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. Our primary online service is creating and maintaining Marketing Websites that present suppliers' product and company information in a consistent, easily searchable manner on Global Sources Online. We also offer cataloguing services for buyers and suppliers. Private Buyer Catalogs enable buyers to maintain customized information from s. Private Supplier Catalogs are password-protected online environments where suppliers can develop and maintain their own product and company data. Complementing these services are Global Sources Transact and Global Sources Connect, software solutions that facilitate and automate international trade transactions, and various trade magazines and CD-ROMs.

We were originally incorporated under the laws of Hong Kong in 1970. As a result of our recent share exchange, we are now incorporated under the laws of Bermuda and have changed our name to Global Sources Ltd.

Overview

We derive revenue from three principal activities.

Online Marketplace Services--Our principal online marketplace services are Marketing Websites, where suppliers present their products and capabilities on Global Sources Online. We also derive revenue from banner advertising and placement fees. We ratably recognize the fees we receive to display a supplier's goods or company data over the contractual term, which is generally six to 12 months.

Transaction Software and Services--Currently, customers typically pay a one-time fee for a perpetual license to use our Global Sources Transact software. License fees are based on the number of sites and users for the software product and also include post-contract customer support services for one year. We recognize license fees upon delivery of the software and when no significant obligations remain. Post contract customer support revenue is deferred and recognized ratably We are in the process of creating web-enabled versions of Transact, for which we may charge customers differently. For Global Sources Connect, we plan for customers to pay on a subscription basis and will recognize revenue ratably over the subscription term.

Complementary Media Services--Suppliers pay for advertising in our trade magazines to promote their products and companies. Generally, we publish our trade magazines monthly. We recognize revenue ratably over the period in which the advertisement is displayed, generally not exceeding one year. We also derive revenue from buyers that subscribe to our trade publications.

Revenue from other sources primarily relates to organizing business seminars and exhibitions. We recognize revenue at the conclusion of these events.

Our costs of revenue consist of the commissions we pay to our independent sales representatives, as well as support fees for processing sales contracts and incentive payments. These representatives obtain content for our Marketing Websites and trade magazines, sell our software and receive a commission as a percentage of the revenue generated.

Results of Operations



The following table sets forth our results of operations:

	Three months ended		Nine months ended
	September 30,		September 30,
	1999	2000	1999	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income statement data:
Revenue:
Online marketplace services .	$ 6,255	$ 15,242	$ 17,221	$ 40,371
Transaction software and services ..	72	332	489	572
Complementary media services ............	15,443	9,951	47,279	33,712
Other .	771	1,412	1,909	3,367
Total revenue..	$ 22,541	$ 26,937	$ 66,898	$ 78,022

Gross profit:
Online marketplace services .	$ 4,218	$ 9,684	$ 11,829	$ 26,072
Transaction software and services	40	261	223	340
Complementary media services ..................	9,841	6,516	31,193	21,476
Other ..	625	1,148	1,348	2,608
Total gross profit .	$ 14,724	$ 17,609	$ 44,593	$ 50,496

Operating expenses:
Circulation .	$ 3,196	$ 3,356	$ 9,673	$ 9,547
General and administrative .	7,348	9,200	22,658	25,455
Online services development	638	1,538	1,758	3,561
Non-cash compensation.	-	54,746	-	65,079
Other non-cash expenses .	92	92	278	1,631
Total operating expenses .	$ 11,274	$ 68,932	$ 34,367	$ 105,273

Income/(loss) from operations	$ 3,450	$ (51,323)	$ 10,226	$ (54,777)

Net income/(loss) ..	$ 3,258	$ (51,922)	$ 9,593	$ (55,287)



The following table represents our revenue by geographical areas:



	Three months ended	Nine months ended
	September 30,	September 30,
	1999	2000	1999	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Asia ..	$ 20,753	$ 25,096	$ 62,002	$ 72,755
United States ..	1,156	1,414	3,359	3,900
Europe .	248	256	795	836
Other.	384	171	742	531
Total revenue .	$ 22,541	$ 26,937	$ 66,898	$ 78,022



Consolidated results

Revenue. Our online marketplace services revenue grew from $6.3 million during the three months ended September 30, 1999 to $15.2 million during the three months ended September 30, 2000, an increase of 141%. This increase was attributable to our increased sales efforts and the continuing acceptance by our clients of our online marketplace services as a way of conducting export trade. Our complementary media services revenue declined from $15.4 million during the three months ended Se on during the three months ended September 30, 2000, a decrease of 35%. This decrease was attributable to our ongoing emphasis on online marketplace services. Total revenue grew from $22.5 million during the three months ended September 30, 1999 to $26.9 million during the three months ended September 30, 2000, an increase of 20%.

Our online marketplace services revenue grew from $17.2 million in the first nine months of 1999 to $40.4 million in the first nine months of 2000, an increase of 135%. This increase was attributable to our increased sales efforts and the continuing acceptance by our clients of our online marketplace services as a way of conducting export trade. Our complementary media services revenue declined from $47.3 million in the first nine months of 1999 to $33.7 million in the first nine months o decrease was attributable to our ongoing emphasis on online marketplace services. Total revenue grew from $66.9 million in the first nine months of 1999 to $78.0 million in the first nine months of 2000, an increase of 17%.

Gross Profit. Our online marketplace services gross profit grew from $4.2 million during the three months ended September 30, 1999 to $9.7 million during the three months ended September 30, 2000, an increase of 131%. This increase was attributable to the increase in revenue. Total gross profit as a percentage of revenue was 65% during the three months ended September 30, 2000 as well as in the corresponding period of 1999.

Our online marketplace services gross profit grew from $11.8 million in the first nine months of 1999 to $26.1 million in the first nine months of 2000, an increase of 121%. This increase was attributable to the increase in revenue. Total gross profit as a percentage of revenue was 65% for the nine months ended September 30, 2000 and 67% in the corresponding period of 1999. The decline in margin was mainly due to an increase in selling support costs and incentives provided to our independ

Circulation. Circulation costs consist of the costs relating to our legacy trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs. Circulation costs increased from $3.2 million during the three months ended September 30, 1999 to $3.4 million during the three months ended September 30, 2000, an increase of 6%, due mainly to an increase in trade show expenses and paper costs for increase in print runs.

Circulation costs decreased from $9.7 million in the first nine months of 1999 to $9.5 million in the first nine months of 2000, a decrease of 2%, due mainly to a reduction in printing charges.

General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $7.3 million during the three months ended September 30, 1999 to $9.2 million during the three months ended September 30, 2000, an increase of 26%, due mainly to an increase in mar or professional services.

General and administrative costs increased from $22.7 million in the first nine months of 1999 to $25.5 million in the first nine months of 2000, an increase of 12%, due mainly to cash expenses incurred in connection with our recent share exchange, increase in marketing expenses and fees paid for professional services.

Development Costs. Development costs consist mainly of payroll costs, office rental and depreciation relating to the development of Global Sources Online, Private Buyer Catalogs and Private Supplier Catalogs. Development costs to fund the expansion of our online marketplace services increased from $0.6 million during the three months ended September 30, 1999 to $1.5 million during the three months ended September 30, 2000, an increase of 150%. This increase resulted from our ef r online marketplace services.

Development costs to fund the expansion of our online marketplace services increased from $1.8 million in the first nine months of 1999 to $3.6 million in the first nine months of 2000, an increase of 100%. This increase resulted from our efforts to continue to enhance our online marketplace services.

Non-cash Compensation Expense. On February 4, 2000 , the company established a restricted share award plan for the benefit of our chairman and chief executive officer in recognition of services to the company. In conjunction with the restricted share award plan, the principal shareholder assigned 4,008,221 ordinary shares of the company representing 15.2% equity interest in the company, to the company. The company then awarded these shares to our chairman and chief executive officer

Effective August 30, 2000 , the company's equity compensation plan committee approved the accelerated vesting of all the restricted shares granted to our chairman and chief executive officer. The non-cash compensation expense associated with this award amounted to $64 million. An amount of $10.3 million was charged up to second quarter and $53.7 million was charged in the third quarter. The $64 million non-cash compensation charge was correspondingly credited to additional paid in capi o shareholders' equity.

In the third quarter 2000, the Company's equity compensation plan committee granted awards under ECP II and ECP III to staff and team members. The Company recorded $1.6 million non-cash compensation expense associated with these awards during the quarter ended September 30, 2000. This $1.6 million non-cash compensation charge was also correspondingly credited to additional paid in capital, resulting in no dilution to shareholders' equity.

The total non-cash compensation expense, resulting from the one-time grant of shares to the chairman and chief executive officer and the two ECP plans, recorded by the company during the three months ended September 30, 2000 and during the nine months ended September 30, 2000 was $55.3 million and $65.6 million respectively.

Other non-cash expenses. Other non-cash expenses consist of listing expenses in connection with our recent share exchange and amortization of intangibles. Other non-cash expenses during both the three months ended September 30, 2000 and 1999 was $0.1 million, consisting of amortization of intangibles.

Other non-cash expenses for the first nine months of 2000 was $1.6 million, consisting mainly of $1.4 million incurred in connection with our recent share exchange, compared to $0.3 million for the first nine months of 1999 for amortization of intangibles.

Income Taxes. We reported a tax provision of $0.3 million during the three months ended September 30, 2000 and $0.3 million during the three months ended September 30, 1999.

We reported a tax provision of $0.9 million in the first nine months of 2000 and $0.8 million in the first nine months of 1999.

The company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

Net Income. Net loss was $51.9 million during the three months ended September 30, 2000 , as compared to net income of $3.3 million during the three months ended September 30, 1999. The net loss of $51.9 million during the three months ended September 30, 2000 was due mainly to the non-cash compensation expense of $55.3 million.

Net loss was $55.3 million in the nine months ended September 30, 2000, as compared to net income of $9.6 million for the corresponding period last year. The net loss of $55.3 million in the nine months of 2000 was due mainly to the non-cash compensation expense of $65.6 million and non-cash listing expenses of $1.4 million.

Liquidity and Capital Resources

We finance our activities using cash generated from our operations, supplemented by borrowings from short-term bank loan, as necessary.

Net cash generated from operating activities was $7.3 million during the first nine months of 2000 and $8.5 million for the first nine months of 1999. The primary source of cash from operating activities was net income as adjusted by non-cash expenses and changes in working capital.

Net cash used for investing activities was $22.4 million for the first nine months of 2000, of which $9.7 million was used principally for capital expenditures for computers and software development and $13.0 million was used principally for investment in electronic commerce companies. Net cash used for investing activities in the first nine months of 1999 was $2.5 million, used primarily for the purchase of computers and software development.

Net cash generated from financing activities was $15.3 million in the first nine months of 2000, which resulted from short term borrowings and $6.0 million capital contributed by the minority shareholder in the joint venture with the CMP Media Inc.. Net cash used for financing activities was $7.5 million in the first nine months of 1999, resulting from the payment of dividends and advances to shareholders.

Effective January 1, 2000, we executed a loan agreement in the principal amount of $11.4 million to establish the repayment terms of amounts owed to our principal shareholder. On January 1, 2005, we will begin repayment of this promissory note by making quarterly payments of principal and interest over the then following ten years. Interest will accrue beginning January 1, 2005 at the applicable U.S. Federal Funds rate.

On March 17, 2000, we entered into a revolving credit facility with Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides a borrowing facility of up to $25.0 million, with minimum borrowings of $1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, w orate purposes. Our principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility.

On March 22, 2000, we used $5.3 million under our credit facility to repay and cancel loan made on March 9, 2000 from Hung Lay Si Co. Ltd. to us. The loan was used to pay U.S. taxes on income of Merle Hinrichs, our chairman and chief executive officer. Mr. Hinrichs has executed a promissory note in the amount of $5.0 million, representing his portion of the U.S. taxes on income owed, that bears interest at the Federal Funds rate plus 2%, adjusted quarterly. The interest and principal on secured, are due on March 8, 2002. In addition, we used $8.0 million of the credit facility to partially fund an investment in an unaffiliated electronic commerce company. On September 19, 2000, we repaid $4.0 million in the debt from the general operating funds. As of September 30, 2000, we had drawn $9.3 million under the credit facility.

On May 19, 2000, we invested $1.0 million in an unaffiliated electronic commerce company. Under the terms of the agreement, we provided this company, on June 14, 2000 with an additional unsecured cash advance of $2.0 million, repayable within two years, or three months notice from us. We also have an option to convert the unsecured advances into equity shares.

On July 7, 2000 we entered into an agreement with CMP Media Inc., a unit of United News & Media plc to set-up a joint venture company to provide new technology content, media and e-commerce services to the electronics technology market in Asia. We took a 80% share and CMP took 20% share in the joint venture company. We transferred two of our existing publications, marketing inserts business and conference and exhibitions business as the consideration for our 80% share. CMP paid for i CMP purchased from us an additional 19.9% interest in joint venture for which it executed a promissory note for $6 million. The promissory note can be repaid out of the dividends received by CMP from the joint venture company.

As of September 30, 2000, we had incurred costs of approximately $8.6 million for the development of Global Sources Connect. In addition, we expect to incur costs of approximately $3.8 million for this project through December 2000. We have capitalized these costs and anticipate continuing to capitalize these costs till the product is launched. Once the product is commissioned, the development costs will be amortized over the estimated useful life of three years.

Advance payments received from online marketplace services customers were $11.5 million as of December 31, 1999 and $12.3 million as at September 30, 2000, improving our liquidity. We anticipate that cash on hand, cash generated from operations and short-term bank borrowings will be adequate to satisfy our working capital and capital expenditure requirements and cash commitments based on our current levels of operation. However, we intend to raise additional capital in order to invest in place services and transaction software and services businesses.

We do not hedge our exposure to foreign currency fluctuations.